UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2015

Commission File Number: 001-35990

Prosensa Holding N.V.

J.H. Oortweg 21

2333 CH Leiden

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On February 12, 2015, Prosensa Holding N.V. in liquidatie1 (“Prosensa”) closed its asset sale agreement with BioMarin Falcons B.V. (“BioMarin Falcons”), pursuant to which BioMarin Falcons acquired all of Prosensa’s assets and assumed all of Prosensa’s liabilities (the “Asset Sale”). In conjunction with the Asset Sale, Prosensa made an advance liquidation distribution to its remaining shareholders with each remaining shareholder receiving a cash payment equal to $17.75 per share as well as one contingent value right to receive cash payments of up to $4.14 per share in the aggregate upon the achievement of certain product approval milestones, without interest thereon and less any applicable withholding taxes. If a shareholder holds its shares through the Depositary Trust Company, the shareholder will receive its advance liquidation distribution through the Depositary Trust Company. Following the Asset Sale and advance liquidation distribution, Prosensa is not expected to have any assets, no further distributions are expected to be made and the Shares are expected to have little to no value.

[1]	Under Dutch law, Prosensa Holding N.V. is now required to be referred to as “Prosensa Holding N.V. in liquidatie” because the company has been dissolved and is in liquidation, effective as of February 12, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROSENSA HOLDING N.V.

By:	/s/ Richard Holslag
	Name:	Richard Holslag
	Title:	Managing Director

By:	/s/ Scott Clarke
	Name:	Scott Clarke
	Title:	Managing Director

Dated: February 12, 2015